Filed by OpSec Holdings

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Investcorp Europe Acquisitions Corp I

Commission File No.: 001-41161

Date: April 26, 2023

Employee E-Mail

EMAIL SUBJECT: OpSec Plans for Public Listing on Nasdaq

Dear Team,

We are thrilled to announce a remarkable milestone for OpSec, as we plan to take the business into the public markets. This is essentially equivalent to an initial public offering but, in our case, this will be achieved by merging with a special purpose acquisition company, Investcorp Europe Acquisition Corp I (Investcorp Europe), which will result in OpSec becoming publicly traded on Nasdaq, a US stock exchange.

Investcorp will already be familiar to many of you. They have been involved with OpSec since 2010 and currently hold OpSec in one of their private technology funds. Investcorp Europe was created to identify a suitable target to take public, and OpSec emerged as an attractive option. Investcorp will retain a majority stake in the business after listing and remain closely involved with the business.

For Investcorp Europe, OpSec offers a unique opportunity to back a business they believe will shape the future of intellectual property (IP) management and brand protection. The recent acquisition of Zacco has created critical scale around an exciting portfolio of solutions and expertise that spans the IP and brand lifecycle, from optimizing and monetizing IP portfolios to protecting brand identities, assets, and reputation. For OpSec, listing affords us flexible access to funding with which to pursue our next phase of growth.

Once listed, we will be identified by the name “OpSec Holdings” on Nasdaq, but we will continue to go to market under our OpSec and Zacco identities. There will be no major changes to our team or how we do business as a result of listing, but we will have to exercise closer control over what we say about our business and performance, both externally and internally. This also applies during the period until the transaction closes, which is expected to be in the second half of this year. Please ensure you have read what this means in practice in the frequently asked question at the bottom of this communication.

While listing will bring many advantages for OpSec, it also brings new responsibilities, one being to refrain from the unauthorized disclosure of certain information. I would please ask you to take this point very seriously.

By listing, we will have financial resources to strengthen our business, our commitment to industry leadership, and our ability to innovate for our clients. It will provide the means and impetus to kick off the next chapter in our journey, which continues to gather significant momentum. For now, we must remain focused on the customers and the business essentials that have created this opportunity.

It is an exciting time for all of us at OpSec and I want to take this moment to thank everyone for your continued dedication, partnership, and support in helping us achieve our company vision.

Your hard work and passion is truly appreciated, and I am excited for what the future holds at OpSec.

Best,

Selva

FAQs about this new chapter

What is a special purpose acquisition vehicle (SPAC) and how is it different from an IPO?

SPACs are typically established for the purpose of acquiring one or more businesses. As in the case of Investcorp Europe, the SPAC is listed on a public exchange before it pursues a transaction. In the case of Investcorp Europe, it was created in 2021 and has since been evaluating potential options, resulting in discussions with OpSec and our owners within the wider Investcorp entity. An initial public offering (IPO) involves a business managing its own preparation for listing, including publicly sharing information ahead of its listing. In essence, much of this preparation has been done by Investcorp Europe and through its own analysis of OpSec.

Why must we limit what we say about the business and what does this mean?

The US Securities and Exchange Commission (SEC), which governs Investcorp Europe and will in future oversee OpSec, has strict guidelines governing publicity. As such, we must avoid speaking publicly about this process and our business metrics and financials. This means exercising a high degree of caution around social media posts and any forms of communication with customers and others, both written and verbal.

If in any doubt as to what is acceptable or not, please refrain from posting, commenting, or presenting information that may be sensitive and seek further clarity from your line manager and ELT member. The details that OpSec shares through company channels will, by necessity, be subject to legal review.

This is exciting news, so why can’t I share this with others?

Unfortunately, the rules that govern these transactions constrain what we can comment upon externally. We ask that you refrain from making statements about our company or this event in open forums (e.g. online, to friends, on Facebook, Twitter, LinkedIn, via email, to existing or prospective clients, etc.) and look out for future communications that will advise on what this means in practical terms in future.

If someone asks about the process of going public or the company, how should I respond?

You can simply say, “I’m sorry, but that’s not something that I can comment on.” If pushed further, you can say something like, “I can’t speak to that, but I would be happy to connect you with the appropriate team members.” Most legitimate enquiries will be handled by procedures set up specifically for this purpose, with a financial PR firm and legal advisors managing many aspects of communications.

Who should I contact if I receive any press inquiries?

Please forward details of the inquiry to Giles Walker, CMO of OpSec Group (gwalker@opsecsecurity.com), who can help handle media requests appropriately during this sensitive time.

Additional Information about the Business Combination and Where to Find It

In connection with the proposed transaction, OpSec Holdings intends to file with the SEC a registration statement on Form F-4, which will include a preliminary proxy statement/prospectus and other relevant documents, which will be both the proxy statement to be distributed to Investcorp Europe’s shareholders in connection with Investcorp Europe’s solicitation of proxies for the vote by Investcorp Europe’s shareholders with respect to the proposed business combination and other matters as may be described in the registration statement, as well as the prospectus relating to the offer and sale of the securities of OpSec Holdings to be issued in connection with the business combination. SHAREHOLDERS OF INVESTCORP EUROPE ARE URGED TO READ THE PROSPECTUS/PROXY STATEMENT (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO AND ANY DOCUMENTS INCORPORATED BY REFERENCE THEREIN) AND OTHER RELEVANT DOCUMENTS IN CONNECTION WITH THE PROPOSED TRANSACTION THAT OPSEC HOLDINGS AND INVESTCORP EUROPE WILL FILE WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES TO THE PROPOSED TRANSACTION. Shareholders and investors will be able to obtain free copies of the proxy statement and other relevant materials (when they become available) and other documents filed by OpSec Holdings and Investcorp Europe at the SEC’s website at www.sec.gov. Copies of the prospectus/proxy statement (when they become available) and the filings that will be incorporated by reference therein may also be obtained, without charge, on Investcorp Europe’s website at www.investcorpspac.com or by directing a request to: Investcorp Europe Holdings Acquisition Corporation, Century Yard, Cricket Square, Elgin Avenue, P.O. Box 1111, George Town, Grand Cayman, Cayman Islands KY1-1102, Attention: Chief Executive Officer.

No Offer or Solicitation

This communication is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Participants in the Solicitation

Each of Investcorp Europe, OpSec Group and OpSec Holdings and their respective directors, executive officers and certain employees, may be deemed, under SEC rules, to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Investcorp Europe’s directors and executive officers is available in Investcorp Europe’s final prospectus dated December 17, 2021 relating to its initial public offering and in Investcorp Europe’s subsequent filings with the SEC. Other information regarding OpSec Group and OpSec Holdings and the other participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the prospectus/proxy statement and other relevant materials to be filed with the SEC (when they become available). These documents can be obtained free of charge from the sources indicated above.

Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the U.S. federal securities laws. Such statements include statements concerning anticipated future events and expectations that are not historical facts. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “plan,” “predict,” “project,” “forecast,” “guidance,” “goal,” “objective,” “prospects,” “possible” or “potential,” by future conditional verbs such as “assume,” “will,” “would,” “should,” “could” or “may,” or by variations of such words or by similar expressions or the negative thereof. Actual results may vary materially from those expressed or implied by forward-looking statements based on a number of factors, including, without limitation: (1) risks related to the consummation of the proposed transaction, including the risks that (a) the proposed transaction may not be consummated within the anticipated time period, or at all, (b) Investcorp Europe may fail to obtain shareholder approval of the issuance of shares in connection with the proposed transaction, (c) the parties may fail to secure the termination or expiration of any waiting period applicable under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, or required approvals under other applicable antitrust, competition and foreign investment laws, if any, and (d) other conditions to the consummation of the proposed transaction under the business combination agreement may not be satisfied; (2) the effects that any termination of the business combination agreement may have on Investcorp Europe or OpSec or their respective business, including the risks that Investcorp Europe’s share price may decline significantly if the proposed transaction is not completed; (3) the effects that the announcement or pendency of the proposed transaction may have on Investcorp Europe and its business, including the risks that as a result (a) Investcorp Europe’s business, operating results or stock price may suffer or (b) Investcorp Europe’s or OpSec’s current plans and operations may be disrupted; (4) the inability to recognize the anticipated benefits of the proposed transaction; (5) unexpected costs resulting from the proposed transaction; (6) changes in general economic conditions, including as a result of the COVID-19 pandemic; (7) regulatory conditions and developments; (8) changes in applicable laws or regulations; (9) the nature, cost and outcome of pending and future litigation and other legal proceedings, including any such proceedings related to the proposed transaction and instituted against Investcorp Europe, OpSec and others; and (10) other risks and uncertainties indicated from time to time in the Registration Statement relating to the proposed transaction, including those under “Risk Factors” therein, and in Investcorp Europe’s other filings with the Securities and Exchange Commission (“SEC”). Potential investors, shareholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. Neither Investcorp Europe nor OpSec assumes any obligation to publicly update any forward-looking statement after it is made, whether as a result of new information, future events or otherwise, except as required by law.